SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Overseas Regulatory Announcement on Resolutions of the 3rd Meeting of the Sixth Session of the Board of Directors dated on July 30, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 31, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the 3rd Meeting of the Sixth Session of the Board of Directors

The Company and all members of its Board of Directors warrant that the information contained in this Announcement is true, accurate and complete, and jointly accept full responsibility for any false presentation or misleading statement contained in, or material omission from, this Announcement.

This Announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The directors were informed of the convening of the 3rd meeting of the sixth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on July 21, 2008. The Meeting was held by correspondence on July 30, 2008. Of the 12 directors entitled to attend the Meeting, 12 attended the Meeting. The Supervisory Committee members and senior management of the Company attended the Meeting as non-voting attendees. The Meeting was in compliance with the requirements of PRC Company Law and the Company’s Articles of Associations. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The following resolution was considered and adopted at the Meeting:

Resolution	The “Report about the Internal Review of Appropriation of Funds by the Controlling Shareholder and Its Affiliates” (as attached) was adopted with 12 votes in favor, 0 votes against and 0 abstentions.

The Company hereby publishes the aforesaid announcement.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, July 30, 2008

As at the date of this Announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Appendix:

Sinopec Shanghai Petrochemical Company Limited

Report about the Internal Review of the Appropriation of Funds by the Controlling

Shareholder and Its Affiliates

In accordance with the spirit of the announcement [2008][No.27] issued by China Securities Regulatory Commission (“CSRC”), Notice on Further Advancing the Special Activity of Corporate Governance and that of the special conference on the supervision and control of the listed companies as convened by CSRC Shanghai Regulatory Bureau, Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as “Sinopec Shanghai” or the “Company”) has conducted an internal review with respect to the funds appropriated by the controlling shareholder and its affiliates and hereby presents a report in respect of the relevant information.

I.	The Implementation of the Internal Review of Appropriation of Funds by the Controlling Shareholder and Its Affiliates

The controlling shareholder of Sinopec Shanghai is China Petroleum & Chemical Corporation (hereinafter referred to as “Sinopec Corp”).

The time limit pertaining to the internal review of the appropriation of funds by the controlling Shareholder and its subsidiaries is from January 1, 2007 to June 30, 2008; the target of the internal review is the Company and its holding subsidiaries. The working group of the internal review consists of a leader, Chairman of the Board of Directors and President of the Company, a deputy leader, Director and Chief Financial Officer of the Company and such other members as are inclusive of the principals of the Board of Directors secretariat, the financial affairs department, the internal control office and other related personnel. The internal review will be practiced pursuant to the relevant laws and regulations of the state, the articles of association of the Company and the requirements regarding the internal control and other relevant systems of the Company with a view to gradually verifying the funds appropriation status.

II.	The Establishment of a Mechanism by the Company to Prevent Funds Appropriation

Sinopec Shanghai has established a long-term mechanism to prevent the controlling shareholder and its subsidiaries from appropriating funds and impairing the interests of the Company.

The Company and its controlling shareholder, Sinopec Corp are financially independent of each other. With a separate financial department, the Company has established an independent and normative financial accounting system and an integrated accounting system and provides an explicit internal division of labor in respect of the accounting and financial management according to the internal control system. The Company owns independent bank accounts and assumes tax liabilities on its own according to law.

Any and all related party transactions between the Company and Sinopec Corp are conducted in compliance with the regulatory requirements of the place for listing, the articles of association of the Company and the Interim Measures for the Administration of Related Party Transactions. Major related transaction and regular (continuous) related transaction shall be engaged into only after Board of Directors or Shareholders Meeting passing resolution approving the implementation thereof. In the event of reviewing major and regular (continuous) related party transactions, the related directors and shareholders abstain from voting, while the independent directors prudently review all the major and regular (continuous) related transactions and issue independent opinions thereafter. The supervisory committee supervises the major and regular (continuous) related party transactions of the Company. While auditing the final accounts, the auditing institute shall also carry out objective and impartial audit to the related party transactions. Disclosures will be made with regard to the related party transactions in the annual and interim report of the Company.

The outside auditing institution of the Company will, in accordance with the relevant requirements set forth by CSRC and the State-owned Assets Supervision and Administration Commission, make special explanation on the appropriation of non-operating funds and the transaction of related capital at the time of disclosure of the annual report of the Company.

The above management model produces a relatively perfect external and internal audit and supervision mechanism for the Company, which effectively prevents the major shareholder and its affiliates from appropriating funds and impairing the interests of the Company.

III.	Results of Internal Review of Appropriation of Funds

1	Details of Appropriation of Funds

In accordance with the results of internal review, from January 1, 2007 to June 30, 2008, no outstanding loan exists by the Company and holding subsidiaries to Sinopec and its affiliates; the Company and holding subsidiaries didn’t provide guarantee to Sinopec and its affiliates. Hence, the controlling shareholders and its affiliates of Company didn’t appropriate funds of the Company for purpose other than operation.

KMPG, the external auditing institution, has issued 2007 Special Explanation on the appropriation of non-operating capital and other related capital transaction of Sinopec Shanghai Petrochemical Company Limited on April 7, 2008 (published on the website of Shanghai Stock Exchange: www.sse.com.cn).

2	Construction on Internal Controls

Sinopec Shanghai has formulated and implemented a full set of internal control systems regarding, among the others, the productions, operations, finance, investment, human resources, and information disclosures. In order to effectively prevent from the operational management risks, financial management risks, ensure the authenticity of accounting information, the Company has prepared the Internal Control Handbook. Following one year’s trial implementation in 2004, such Handbook has completely implemented in 2005 and has been amended each year in accordance with the regulation requirements inside or outside China, the requirements of enterprise managements and the suggestions of the external auditing institution on the internal controls and investigations. The Internal Control Handbook of the Company (Version 2008) consists of 15 categories and 51 business procedures, and provides 1092 control points and 238 authority control indicators. The supervision and control scope of the Handbook mainly refers to the important aspects of the Company’s production, operation and development and important steps of financial management, accounting calculation, material purchasing, products sale, capital expenditure, human resources and information, etc.

The Company has established an internal control leading group. The general manager and financial director served as the leader and deputy leader respectively. The internal control leading group is the leading institution of the Company’s internal control affaires with the main responsibility of examining and approving the annual amendment of Internal Control Handbook, updating relevant contents of Internal Control Handbook; examining and verifying appraisal report on internal controls; making resolution and rectification decisions regarding the issues identified during the review of internal controls, reporting the significant issues to the Board of Directors for its examination and approval. The internal control office, under the leadership of internal control leading group, acted as the investigation and supervision department for the internal controls. The internal control office periodically submits the investigation and supervision working report on the internal controls to the examination and verification committee of the Board of Directors.

As for the financial management, the Company has presently formulated the management systems including Financial Management System, Measures for the Administration of Capital and Measures for the Administration of the External Guarantee, which strictly regulate the management activities on the capital.

As of June 30, 2008, the systems of the Company have been well implemented and the internal control systems operate regularly and the key control points have been effectively implemented. No circumstances in violation of the applicable regulations and rules occurred.

IV.	Further Measures on Prevention of Appropriation of Funds

1.	Sinopec Shanghai shall ceaselessly improve relevant management systems, regulate the capital management activities, and prevent the major shareholders and its affiliates from appropriating funds and impairing the interests of the Company strictly in accordance with the applicable state laws and regulations, the articles of association of the Company and relevant provisions under relevant systems.

2.	Sinopec Shanghai shall continuously improve and strengthen internal control systems, reinforce the internal audit and special review, periodically publish Self Evaluation Report of the Board of Directors on Internal Controls.

Sinopec Shanghai Petrochemical Company Limited

July 30, 2008